April 11, 2018

VIA EDGAR

Office of the Secretary
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Re: Application for Withdrawal of Registration Statement of Escondido Innovations, Inc.

Ladies and Gentlemen:

Reference is made to Amendment No. 1 to Form 10-12(g) filed by Escondido Innovations, Inc. (the “Registrant”) with the SEC on March 28, 2018 (the “Registration Statement”). The Registrant hereby applies for withdrawal of the Registration Statement, as permitted by Rule 477 of Regulation C under the Securities Act of 1933. The Registration Statement has not yet become effective. No securities were sold in connection with the offering.

The grounds for the withdrawal are that due to the date of filing the Registration Statement, the Registrant will not have received comments from the SEC before the date the Registration Statement would become effective, and the Registrant wants to ensure it can address any comments prior to effectiveness.

If you have any questions regarding the foregoing request, please feel free to contact me at the above address or phone number, or Stephen R. Boatwright, attorney for the Registrant, at (602) 530-8301.

Sincerely, /s/ John Glassgow John Glassgow Chief Financial Officer

cc:
Justin Dobbie, Legal Branch Chief, Office of Transportation and Leisure
Theresa Brillant, Staff
Abe Friedman, Staff
Julie Griffith, Staff